CROSS LAKE MINERALS LTD.
240 – 800 West Pender Street
Vancouver, B.C. V6C 2V6

Tel: (604) 688-5448
Fax: (604) 688-5443
E-mail: crosslak@intergate.ca

02069046

November 26, 2002

02 DEC 11 AM 8:25

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 - Fifth Street N.W.
Washington, D.C.
U.S.A. 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Cross Lake Minerals Ltd. (the "Company") - 12(g) No. 82-2636

SUPPL

Enclosed please find the following materials to update the Company's file:

1. a copy of the Company's Interim Report for the Nine Months ended September 30, 2002; and
2. copies of news releases from August 2002 to present.

Please contact the writer if you have any questions on the above materials.

Yours very truly,

CROSS LAKE MINERALS LTD.

Michele A. Jones
Executive Vice President, Administration

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Enc:

c:\mydocs\filings\Qtr\sec12g - Qtrly

Cross Lake Minerals Ltd.

Interim Report for the Nine Months Ended September 30, 2002

MANAGEMENT DISCUSSION & ANALYSIS

The Company incurred a net loss for the quarter ended September 30, 2002 of $61,589 ($0.01 per share) compared to $87,317 ($0.01 per share) for the same period last year. Year-to-date loss was $208,737 ($0.01 per share) versus $245,025 ($0.01 per share) in 2001.

General and administrative expenses in the quarter decreased to $65,573 from $71,377 (year-to-date: $214,987 in 2002 versus $253,126 in 2001). Trust and filing expenses of $11,882 during the quarter were significantly higher than the $2,907 from the same period last year (year-to-date: $31,174 in 2002 versus $20,740 in 2001) due primarily to filing fees paid to the Toronto Stock Exchange. Professional fees of $8,676 during the quarter were also higher than for the same period in 2001 of $3,729 (year-to-date: $14,638 in 2002 versus $19,183 in 2001) due to legal costs related to the private placement completed in the previous quarter.

Cash flow increased by $51,292 during the quarter and $39,135 year-to-date, compared to decreases of $230,936 during the corresponding quarter in 2001 ($519,747 year-to-date). The significant change in cash flow during the quarter is due to the Company receiving $193,665 in payments related to the optioning out of the Sheraton-Timmins and QR and Cariboo Properties.

Working capital at September 30, 2002 was $328,211 compared to $325,179 at December 31, 2001. The Company invests surplus cash in liquid, high-grade investments with varying maturity dates selected with regard to operational cash requirements and prevailing interest rates.

The application of $193,665 in option payments reduced year-to-date acquisition costs to $(110,240). Actual acquisition costs totalled $34,356 (2001-$59,600) relating to the Sheraton-Timmins ($10,000), Cariboo ($12,831), QR ($8,825) and Swannell ($2,700 in share issuance) Properties. Mineral property expenditures included exploration costs of $138,632 for the first nine months of 2002 (2001-$230,159), most of which was spent on the Swannell ($45,585), Cariboo ($30,363) and QR ($18,167) Properties.

The Company's activities are now focused on exploring the QR Property, while continuing to maintain properties of merit, conduct modest exploration programs on some properties, and advance others with joint venture participation where possible.

EXPLORATION

QR PROPERTY

The QR gold Property, located 58 kilometres southeast of Quesnel, BC, is held under a 100% option from Kinross Gold Corporation ("Kinross"). The Property is adjacent to the west of the Company's Cariboo Property. Gold Giant Ventures Inc. ("Gold Giant") is in the process of earning a 50% interest in the QR and Cariboo Properties with the Company as operator.

During the period, data from the previous operations on the QR and Cariboo Properties was collected and is in the process of being compiled and analyzed. As a result of the initial evaluation, it is apparent that only the main zone has been fully exploited by previous mining. The midwest and west zones have been partially developed and the north and northwest zones have not seen any work other than diamond drilling. Exploration and development data from all of these zones is being compiled and entered into computer programs that will in turn allow for a complete evaluation of each zone.

In addition to the defined gold zones, a number of exploration targets have been identified on the Property. There are known extensions of the horizon that hosts the known gold zones that have not been fully evaluated. This horizon represents an excellent target for discovering new zones of gold mineralization.

Subsequent to the end of the quarter, the Company commenced a program of 1900 metres of NQ diamond drilling on the QR Property. The program, which is currently underway, is being funded by Gold Giant under the terms of an agreement dated July 15, 2002 whereby Gold Giant may earn a 50% interest in the QR and Cariboo Properties. An on-going geological and engineering review has enabled the Company and Gold Giant to identify several targets for surface exploration and/or diamond drilling. Surface geological mapping has been completed over the primary exploration targets.

This initial phase of the drilling program will be completed before the end of this year. It will focus on defining and expanding known gold mineralization associated with the partially developed West Zone and the undeveloped Northwest and North Zones. The program on the known gold zones will consist of trenching and diamond drilling. Several exploration targets, mostly along the contact of the QR intrusive, where the known zones of gold mineralization occur, will also be evaluated. Exploration targets have been identified using data from extensive geological, geochemical and geophysical surveys.

The QR Mine was operated by Kinross from 1995 to 1998 when it was shut down and put on care and maintenance. The property includes a 800 tonne per day mill. Once an evaluation of this facility, compilation of updated resource figures and this initial drilling program are completed, the Company and Gold Giant will determine future exploration and development programs on the property.

CARIBOO PROPERTY

The Cariboo Property, located 62 kilometres southeast of Quesnel, BC, is held under a 100% option from Imperial Metals Corporation ("Imperial"). Gold Giant is in the process of earning a 50% interest in the QR and Cariboo Properties with the Company as operator.

On the Cariboo Property, which is contiguous to the east of the QR Property, exploration will follow-up a 1989 drill hole that intersected 5.26 grams/tonne over 8.5 metres (0.15 oz./ton gold over 27.9 feet). This discovery hole is associated with coincident magnetic, induced polarization and geochemical anomalies along the contact of a diorite intrusive, which is similar to the intrusive associated with the QR deposits.

The access roads on the property have been rehabilitated and a small 411.0 metre trenching program in the area of previous diamond drilling has been completed. The program was successful in exposing the favourable oxidized volcanic tuff units which contain the gold mineralization of interest. The best trench result was in trench CT-02-1 and contained 2.24g/t gold over a 3.0 metre width.

Future exploration programs planned for the Cariboo Property including soil geochemical and geophysical surveys, additional trenching and diamond drilling.

SHERATON-TIMMINS AND NIGHT HAWK LAKE PROPERTIES

In July 2002, formal option and joint venture agreements were signed with Falconbridge Limited ("Falconbridge") who may earn up to a 65% interest in each of the Sheraton-Timmins and Night Hawk Lake Joint Venture ("NHLJV") Properties. The Company holds a 100% interest in the Sheraton-Timmins Property and a 40% interest in the NHLJV Property, with two partners holding the remaining 60%. The properties are located 28 km southeast of Falconbridge's metallurgical complex in Timmins, Ontario.

Falconbridge recently reported to the Company that a detailed geological compilation, line cutting and ground HLEM and magnetic surveys have been completed and that diamond drilling is planned during November 2002. One hole is planned to be drilled on the Sheraton-Timmins Property and two holes on the Night Hawk Lake Property. Further details will be released as they are provided by Falconbridge.

INGENIKA/SWANNELL PROPERTIES

The adjacent Ingenika and Swannell Properties are situated on the south side of the Ingenika River about 108 kilometres north-northwest of Germansen Landing, BC. The Ingenika Property is 100% held by the Company and the Swannell Property is held under 100% option from Teck Cominco Limited.

In September 2002, a four hole exploration NQ diamond drilling program totaling 491.2 metres was completed on the adjoining Ingenika and Swannell Properties. Three holes, two on the Swannell Property and one on the Ingenika Property, were drilled to test a large base metal soil anomaly but failed to intersect significant base metal values. The source of the anomaly is now believed to be the abundance of base metal fragments observed in the compact glacial till during a test trenching program that was completed in July, 2002. Bedrock was not encountered during the trenching. One additional hole was drilled on the south side of the Swannell River to test for the extension of the Swannell base metal showing that had only been encountered on the north side of the river. The hole intersected 1.90% zinc, 0.37% lead and 4.6g/t silver over 2.1 metres at a down hole depth of 64.4 to 66.5 metres. Recommended future work on these two properties includes a study to determine glacial ice direction in order to locate the source area of the base metal soil anomaly. No work is planned for the remainder of this year.

LJ PROPERTY

The 100% held LJ Property is located 35 kilometres north-northeast of Revelstoke, BC.

In September 2002, a program of prospecting, geological mapping and rock sampling was completed. The program was successful with the discovery of over fifty base metal bearing pyrite boulders below a remnant ice lobe at the headwaters of McKinnon Creek. The massive sulphide boulders consist of brecciated pyrite separated by a random three-dimensional net of galena and sphalerite. Six boulders, ranging in size from 30 cm to 60 cm in diameter, were sampled over a 200 metre area. The analytical results from these six samples are tabulated below:

Sample No.	Zinc (%)	Lead (%)	Silver (ppm)
203415	15.21	10.36	15.3
203416	18.00	13.11	8.7
203417	13.95	20.33	15.9
203418	14.67	11.12	9.5
203419	1.17	11.12	5.1
203420	18.00	7.70	5.2

Due to the elevation of the property and the onset of winter, no further work is planned for this year. Future exploration programs are being planned for 2003 and will include additional geological mapping, prospecting, rock sampling and geophysical surveys.

WASI PROPERTY

The 100% held Wasi Property is located on the south side of the Osilinka River some 150 kilometres northwest of Mackenzie, BC.

In July 2002, a reconnaissance soil sampling program was completed in the drainage basin where the stream sediment is highly anomalous in base metal indicator elements. The soil sampling identified several areas which are highly anomalous in zinc, lead, silver and barium. The data is currently being reviewed for planning of the next phase of exploration.

Director

Director

November 18, 2002

Balance Sheets
(Unaudited)

		September 30, 2002		December 31, 2001
ASSETS				
Current Assets				
Cash and cash equivalents	$	363,903	$	324,768
Accounts receivable		23,543		10,208
Prepaids		15,267		12,488
		402,713		347,464
Capital Assets		43,888		46,104
Mineral Properties (note 3)		5,222,664		5,243,341
	$	5,669,265	$	5,636,909
LIABILITIES				
Current Liabilities				
Accounts payable	$	74,502	$	22,285
Shareholders' Equity				
Share Capital (note 4)		12,530,881		12,342,005
Deficit		(6,936,118)		(6,727,381)
		5,594,763		5,614,624
	$	5,669,265	$	5,636,909

Statements of Operations
(Unaudited)

	Three months ended September 30 2002	Three months ended September 30 2001	Nine months ended September 30 2002	Nine months ended September 30 2001
Revenue				
Interest and project management fees	$ 3,984	$ 5,608	$ 6,250	$ 28,564
Expenses				
Depreciation	3,311	3,191	8,256	9,724
General exploration	-	2,666	13,350	19,552
Insurance	4,037	3,482	9,815	10,093
Office	9,007	13,271	25,932	37,258
Professional fees	8,676	3,729	14,638	19,183
Shareholder communication	4,763	4,626	16,684	17,259
Trust and filing	11,882	2,907	31,174	20,740
Wages and fees	23,897	37,505	95,138	119,317
	65,573	71,377	214,987	253,126
Loss before undernoted:	61,589	65,769	208,737	224,562
Write-off of mineral property	-	18,663	-	18,663
Net loss on sale of equipment	-	2,885	-	1,800
Net loss for the period	61,589	87,317	208,737	245,025
Loss per share	$ 0.01	$ 0.01	$ 0.01	$ 0.01

Statements of Deficit
(Unaudited)

	Three months ended September 30 2002	Three months ended September 30 2001	Nine months ended September 30 2002	Nine months ended September 30 2001
Deficit, beginning of period	$ 6,874,529	$ 6,391,180	$ 6,727,381	$ 6,233,472
Net loss for the period	61,589	87,317	208,737	245,025
Deficit, end of period	$ 6,936,118	$ 6,478,497	$ 6,936,118	$ 6,478,497

Statements of Cash Flows
(Unaudited)

	Three months ended September 30 2002	Three months ended September 30 2001	Nine months ended September 30 2002	Nine months ended September 30 2001
Cash Provided By (Used In):				
Operating Activities				
Operations:				
Net loss for the period	$ (61,589)	$ (87,317)	(208,737)	$ (245,025)
Items not involving cash:				
Write-off of mineral property	-	18,663	-	18,663
Net loss on sale of equipment	-	2,885	-	1,800
Depreciation	3,311	3,191	8,256	9,724
	(58,278)	(62,578)	(200,481)	(214,838)
Changes in non-cash working capital:				
Accounts receivable	(8,619)	19,976	(13,335)	11,487
Prepaids	(6,285)	(6,492)	(2,779)	2,168
Accounts payable	35,506	(31,055)	52,217	(35,555)
	(37,676)	(80,149)	(164,378)	(236,738)
Investing Activities				
Mineral property expenditures:				
Acquisition (1)	(5,447)	(25,000)	(31,656)	(56,900)
Exploration	(93,210)	(125,787)	(138,632)	(230,159)
Option payments received	193,665	-	193,665	-
Purchase of capital assets	(6,040)	-	(6,040)	-
Proceeds from sale of equipment	-	-	-	4,050
	88,968	(150,787)	17,337	(283,009)
Financing Activity				
Issue of shares	-	-	186,176	-
Increase (decrease) in cash and cash equivalents	51,292	(230,936)	39,135	(519,747)
Cash and cash equivalents, beginning of period	312,611	650,759	324,768	939,570
Cash and cash equivalents, end of period	$ 363,903	$ 419,823	$ 363,903	$ 419,823
(1) Not included: Value of shares issued for mineral properties	$ -	$ -	$ 2,700	$ 2,700

CROSS LAKE MINERALS LTD.
Notes to the Financial Statements
September 30, 2002 and 2001

1. NATURE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and its principal activity, directly and through joint ventures, is the acquisition, exploration and development of resource properties. The Company is currently in the exploration stage of developing its mineral properties.

The recoverability of amounts shown for mineral properties, including deferred exploration expenditures, is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition thereof.

2. ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

These interim financial statements should be read in conjunction with the Company's annual audited financial statements dated December 31, 2001, both of which were prepared in accordance with Canadian Generally Accepted Accounting Principles. The results for both the nine month and the three month period ended September 30, 2002 are stated utilizing the same accounting policies and methods of application as the most recent annual financial statements.

3. MINERAL PROPERTIES

	Period ended September 30, 2002		
	Balance Dec 31, 2001	Additions	Balance Sept. 30, 2002
Acquisition costs (1)	$ 338,290	$ (110,240)	$ 228,050
Exploration and development costs:			
Assays and recording	381,133	9,479	390,612
Drilling	1,719,844	32,932	1,752,776
Geological and geophysical	2,063,242	45,189	2,108,431
Field office	551,515	(1,712)	549,803
Travel and accommodation	189,317	3,675	192,992
	4,905,051	89,563	4,994,614
	$ 5,243,341	$ (20,677)	$ 5,222,664

(1) Option receipts exceeded expenditures during the period.

4. SHARE CAPITAL AND RELATED INFORMATION

a) Authorized: 100,000,000 common shares without par value.

b) Issued and outstanding:

	September 30, 2002		September 30, 2001	
	Number of Shares	$	Number of Shares	$
Balance, beginning of year	35,227,665	12,342,005	35,182,665	12,339,305
Private placement (1)	2,495,828	186,176	-	-
Mineral property	45,000	2,700	45,000	2,700
Balance, end of period	37,768,493	12,530,881	35,227,665	12,342,005

(1) Includes 1,247,914 flow-through shares; net of share issue costs of $16,824

c) Stock options

Effective January 1, 2002, the Company has adopted the new accounting standard for stock-based compensation. As permitted by the new recommendation, the Company has elected to follow the instrinsic value method of accounting for share options granted to employees and directors. Under this method, no compensation expense will be recorded if the exercise price of the share options were granted at market. The adoption of the new accounting policy has no cumulative effect on the prior periods' financial statements.

Under the Company's stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company's Stock Option Plan, the Company may grant options for up to 6,000,000 common shares. As of September 30, 2002, the Company had stock options outstanding and exercisable for the purchase of 3,901,000 common shares.

	Options	Weighted-Average Exercise Price	Expiry Date Range
Outstanding & exercisable at Dec. 31, 2001	3,726,000	$0.51	12/22/02 - 06/14/11
Granted	175,000	0.11	02/01/12
Outstanding & exercisable at September 30, 2002	3,901,000	$0.49	12/22/02 - 02/01/12

Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $7,910 pursuant to the share options issued in the current year. Pro-forma earnings information determined under the fair value method accounting for stock options is as follows:

	Nine Month Period ended September 30, 2002
Net loss	
As reported	$170,879
Compensation expense	7,910
Pro-forma	$ 178,789
Basic loss per share	
As reported and pro-forma	0.01

The fair value of options included in the pro-forma information above have been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk free interest rate of 5%; an expected life of 10 years; an expected volatility of 45%; and expected dividends of nil.

CROSS LAKE MINERALS LTD.

CORPORATE INFORMATION

240 – 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: (604) 688-5448 / Fax: (604) 688-5443
E-Mail: crosslak@intergate.ca
Website: www.crosslakeminerals.com

DIRECTORS

John H. Davies, *Mississauga, Ontario*

Henry G. Ewanchuk, *Vancouver, BC*

Chet Idziszek, *Powell River, BC*

J. Brian Kynoch, *Vancouver, BC*

Keith E. Steeves, *Richmond, BC*

Malcolm J.A. Swallow, *Langley, BC*

James W.F. Tutton, *Whistler, BC*

OFFICERS

Henry G. Ewanchuk
Chairman & Director

J. Brian Kynoch
Interim President & Director

Michele A. Jones
Executive Vice President, Administration

James Mudie
Chief Financial Officer

Erik Andersen
Vice President, Land

James Miller-Tait
Vice President, Exploration

Kristina Jackson
Corporate Secretary

Registered Office
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Bank
Royal Bank of Canada
Main Branch, 1025 West Georgia St.
Vancouver, BC
V6E 3N9

Transfer Agent
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, BC
V6C 3B9

And

151 Front Street
Toronto, ON
M5J 2N1

Corporate Counsel
DuMoulin Black
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Auditors
De Visser Gray
401 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Trading Symbol: CRN-T
SEC 12g No. 82-2636

Share Capitalization (Sep 30/02):

Authorized	100,000,000
Issued & Outstanding	37,768,493

Cross Lake Minerals Ltd.
240 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Tel:(604)688-5448 Fax:(604)688-5443
Website: www.crosslakeminerals.com

12(g) No. 82-2636

12(g) No. 82-2636
Symbol CRN-T

August 20, 2002

For immediate release
#02-07

NEWS RELEASE

UPDATE ON ACTIVITIES

Cross Lake Minerals Ltd. ("the Company") wishes to provide the following update on its activities:

Sheraton-Timmins and Night Hawk Lake Joint Venture Properties, Timmins, Ontario

The Company is pleased to announce that, further to the release of May 2, 2002, formal option and joint venture agreements have been signed with Falconbridge Limited ("Falconbridge") who may earn up to a 65% interest in each of the Sheraton-Timmins and Night Hawk Lake Joint Venture ("NHLJV") Properties. The Company holds a 100% interest in the Sheraton-Timmins Property and a 40% interest in the NHLJV Property, with two partners holding the remaining 60%. The properties are located 28 km southeast of Falconbridge's metallurgical complex in Timmins, Ontario.

The Company has been advised by Falconbridge that field work is scheduled to commence within the next two weeks and is planned to include line cutting, ground geophysics and diamond drilling on both the Sheraton-Timmins and NHLJV Properties. Work will be aimed at testing electro-magnetic anomalies identified by airborne geophysical surveys released by the Ontario Government in the summer of 2000. The Company welcomes Falconbridge's involvement and looks forward to the advancement of these highly promising properties.

QR and Cariboo Properties, Cariboo Mining Division, BC

The Company is pleased to report that work has commenced on the QR and Cariboo Properties (the "Project"), held under 100% option by the Company and located approximately 60 kilometres southeast of Quesnel, British Columbia. The QR mine was in production from 1995 to 1998 and all the surface mining facilities are on site and appear to have been well maintained since the orderly shut down of the mine. Gold Giant Ventures Inc. is in the process of earning a 50% interest in this Project; the Company is the Operator.

All data from the previous operations on the QR and Cariboo Properties has now been collected and is being compiled and analyzed. As a result of this initial evaluation it is apparent that only the main zone has been fully exploited by previous mining. The midwest and west zones have been partially developed and the north and northwest zones have not seen any work other than diamond drilling. Exploration and development data from all of these zones is being compiled and entered into computer programs that will in turn allow for a complete evaluation of each zone. As a result of this evaluation, it is anticipated that an updated resource calculation will be calculated and exploration and possible development programs designed.

In addition to the defined gold zones, a number of exploration targets have been identified within both the QR and Cariboo Properties. On the QR property there are known extensions of the horizon that hosts the known gold zones that have not been fully evaluated. This horizon represents an excellent target for discovering new zones of gold mineralization. On the Cariboo Property, which is contiguous to the east of the QR Property,

exploration will follow-up a previous drill hole that intersected 0.15 oz./ton gold over 27.9 feet (5.26 grams/tonne over 8.5 metres). This discovery hole is associated with coincident magnetic, induced polarization and geochemical anomalies along the contact of a diorite intrusive, which is similar to the intrusive associated with the QR deposits.

The Company and Gold Giant anticipate that field operations will be underway on the Project in the near future. The initial exploration program will include further geochemical and geophysical surveys and surface diamond drilling of known gold zones and new targets.

Ingenika Property, Omineca Mining Division, BC

On the Company's 100% held Ingenika zinc-lead-silver Property, a test trenching program was carried out to try and expose the bedrock which may host the base metal mineralization responsible for the strong Mobile Metal Ions (MMI) anomaly. The program failed to encounter bedrock because the overburden and glacial till were in excess of eight metres in depth. Of interest is the fact that the top seven metres consisted of unconsolidated outwash gravel, till and sand but the bottom one metre consisted of extremely compacted hard grey glacial till. The till contains abundant fragments, angular and rounded, of sulphide fragments consisting of galena, sphalerite and pyrite varying from millimetre to centimetres in size. The data is currently being reviewed in order to plan the next phase of exploration which may include more MMI soil sampling, geophysical surveying and/or diamond drilling.

Wasi Property, Omineca Mining Division, BC

On the Wasi zinc-lead-silver Property, a reconnaissance soil sampling program was completed in the drainage basin where the stream sediment is highly anomalous in base metal indicator elements. The soil sampling identified several areas which are highly anomalous in zinc, lead, silver and barium. The data is currently being reviewed for planning of the next phase of exploration.

Currie-Bowman Property, Timmins, Ontario

The Company has been advised that, as of June 2002, Echo Bay Mines Ltd. has earned a 60% interest in the Currie Bowman Property. In 1998, Echo Bay was assigned the right to earn the 60% interest from Falconbridge who originally acquired the option from the Company in 1995. A joint venture between the Company and Echo Bay is being formed, with Echo Bay as the operator. No work programs have yet been proposed.

All work, except on the Currie-Bowman Property, is being conducted under the supervision of the Company's Vice President, Exploration, Jim Miller-Tait, P.Geo.

-30-

This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information, please contact:
Brian Kynoch, Interim President
Michele Jones, Executive Vice President, Administration

Cro[redacted]nerals Ltd.
240 - [redacted] Pender Street
Vancouver, B.C. V6C 2V6
Tel:(604)688-5448 Fax:(604)688-5443
Website: www.crosslakeminerals.com

12(g) No. 82-2636

12(g) No. 82-2636
Symbol CRN-T

November 13, 2002

For immediate release
#02-08

NEWS RELEASE

- UPDATE ON ACTIVITIES -
- QR DRILLING COMMENCES -

Cross Lake Minerals Ltd. ("the Company") is pleased to provide an update on its activities:

QR Gold Property, Cariboo Mining Division, BC

The Company announces that a program of 1900 metres of NQ diamond drilling has commenced on the QR Property. The program is being funded by Gold Giant Ventures Inc. ("Gold Giant") under the terms of an agreement dated July 15, 2002 whereby Gold Giant may earn a 50% interest in the QR and Cariboo Properties. The Company is the Operator of the project and has been compiling and reviewing all available data pertaining to both the defined gold zones and numerous exploration targets. This geological and engineering review has enabled the Company and Gold Giant to identify several targets for surface exploration and/or diamond drilling. Surface geological mapping has been completed over the primary exploration targets.

The initial phase of the drilling program will be completed before the end of this year. It will focus on defining and expanding known gold mineralization associated with the partially developed West Zone and the undeveloped Northwest and North Zones. The program on the known gold zones will consist of trenching and diamond drilling. Several exploration targets, mostly along the contact of the QR intrusive, where the known zones of gold mineralization occur, will also be evaluated. Exploration targets have been identified using data from extensive geological, geochemical and geophysical surveys.

The QR Mine, under 100% option to the Company from Kinross Gold Corporation, was operated by Kinross from 1995 to 1998 when it was shut down and put on care and maintenance. The property includes an 800 tonne per day mill. An evaluation of this facility and compilation of an updated resource figures is also being undertaken. Upon completion of these programs, the Company and Gold Giant will determine future exploration and development programs on the property.

LJ Property, Revelstoke Mining Division, BC

A program of prospecting, geological mapping and rock sampling was completed on the LJ Property in September, 2002. The program was successful with the discovery of over fifty base metal bearing pyrite boulders below a remnant ice lobe at the headwaters of McKinnon Creek. The massive sulphide boulders consist of brecciated pyrite separated by a random three-dimensional net of galena and sphalerite. Six boulders, ranging in size from 30 cm to 60 cm in diameter, were sampled over a 200 metre area. The analytical results from these six samples are tabulated below:

[redacted]o.	Zinc (%)	Lead (%)	Silver (ppm)
203415	15.21	10.36	15.3
203416	18.00	13.11	8.7
203417	13.95	20.33	15.9
203418	14.67	11.12	9.5
203419	1.17	11.12	5.1
203420	18.00	7.70	5.2

Due to the elevation of the property and the onset of winter, no further work is planned for this year. Future exploration programs are being planned for 2003 and will include additional geological mapping, prospecting, rock sampling and geophysical surveys. The program was completed by consulting geologist Ted Muraro, P. Eng., and Cross Lake's Vice President of Exploration, Jim Miller-Tait, P.Geo.

Ingenika/Swannell Properties, Omineca Mining Division, BC

A four hole exploration NQ diamond drilling program totaling 491.2 metres was completed on the adjoining Ingenika and Swannell Properties in September, 2002. The Swannell Property is held under option from Teck Cominco Limited. Three holes, two on the Swannell Property and one on the Ingenika Property, were drilled to test a large base metal soil anomaly but failed to intersect significant base metal values. The source of the anomaly is now believed to be the abundance of base metal fragments observed in the compact glacial till during a test trenching program that was completed in July, 2002. Bedrock was not encountered during the trenching. One additional hole was drilled on the south side of the Swannell River to test for the extension of the Swannell base metal showing that had only been encountered on the north side of the river. The hole intersected 1.90% zinc, 0.37% lead and 4.6g/t silver over 2.1 metres at a down hole depth of 64.4 to 66.5 metres. Recommended future work on these two properties includes a study to determine glacial ice direction in order to locate the source area of the base metal soil anomaly. No work is planned for the remainder of this year.

Sheraton-Timmins and Night Hawk Lake Properties, Timmins, Ontario

Falconbridge Limited ("Falconbridge") has reported on the work currently underway on the two properties that they hold under option, the Sheraton-Timmins in which the Company holds a 100% interest and the Night Hawk Lake Property in which a 40 % interest is held. Falconbridge has completed a detailed geological compilation, line cutting and ground HLEM and magnetic surveys and is planning to carry out diamond drilling during November 2002. One hole is planned to be drilled on the Sheraton-Timmins Property and two holes on the Night Hawk Lake Property. Further details will be released as they are provided by Falconbridge.

With the exception of those properties optioned to Falconbridge, all work is being conducted under the supervision of the Company's Vice President, Exploration, Jim Miller-Tait, P.Geo. Analytical work is being conducted by Acme Analytical Laboratories Ltd. of Vancouver, B.C., using ICC-MS and ICP-ES analysis with fire assay for gold samples.

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This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information, contact:
Brian Kynoch, Interim President, or Michele Jones, Executive Vice President, Administration